Exhibit 99.1

SCOTIABANK ANNOUNCES DIVIDEND ON OUTSTANDING SHARES

TORONTO, ON (08/30/16) – Scotiabank today announced a dividend on the outstanding shares of the Bank for the quarter ending October 31, 2016, as follows, payable on October 27, 2016 to shareholders of record at the close of business on October 4, 2016:

Common Shares
• Dividend No. 589	of $0.74 per share; an increase of 2 cents per share

Non-Cumulative Preferred Shares
• Series 16, Dividend No. 36	of $0.328125 per share;
• Series 17, Dividend No. 35	of $0.350000 per share;
• Series 18, Dividend No. 34	of $0.209375 per share;
• Series 19, Dividend No. 14	of $0.160375 per share;
• Series 20, Dividend No. 34	of $0.225625 per share;
• Series 21, Dividend No. 12	of $0.138500 per share;
• Series 22, Dividend No. 32	of $0.239375 per share;
• Series 23, Dividend No. 11	of $0.149750 per share;
• Series 30, Dividend No. 26	of $0.113750 per share;
• Series 31, Dividend No. 6	of $0.094750 per share;
• Series 32, Dividend No. 24	of $0.128938 per share;
• Series 33, Dividend No. 3	of $0.116953 per share;
• Series 34, Dividend No. 3	of $0.343750 per share;
• Series 36, Dividend No. 2	of $0.343750 per share.

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan (the "Plan"). As previously announced, until such time as the Bank elects otherwise for the purposes of dividend reinvestments, stock dividends and optional share purchase under the Plan, the Bank will issue Common Shares from treasury at the average market price (as defined in the Plan). Such shares will be allotted for issuance by Computershare Trust Company of Canada, as agent under the Plan, for the account of participants in the Plan, in an amount determined in accordance with the provisions of the Plan.

For further information:
Jake Lawrence, Investor Relations, Scotiabank
(416) 866-5712
jake.lawrence@scotiabank.com

Rick Roth, Public, Corporate and Government Affairs, Scotiabank
(416) 933-1795
rick.roth@scotiabank.com